Exhibit 99.1

ASX/NASDAQ ANNOUNCEMENT

Update on Oculopharyngeal Muscular Dystrophy Program

Sydney, Australia, 6 June 2019: Benitec Biopharma Limited (“Benitec” or the “Company”) (ASX:BLT; NASDAQ: BNTC; NASDAQ: BNTCW) today announced the termination of the License and Collaboration Agreement with Axovant Sciences, as the Benitec team endeavors to conduct several additional exploratory analyses prior to the initiation of the clinical study in order to potentially improve the biological efficacy of the compound via further optimization of the proprietary delivery method employed to dose the target tissues.

Preclinical data derived from recently concluded in vivo evaluations of AXO-AAV-OPMD (formerly designated as BB-301) in two distinct large animal species suggest that the opportunity exists to further improve the biological efficacy of the compound via additional optimization of the proprietary delivery method employed to dose key target tissues that underlie the morbidity and mortality associated with the progression of Oculopharyngeal Muscular Dystrophy.  The initial biological efficacy profile observed for BB-301 following in vivo testing in the murine model of Oculopharyngeal Muscular Dystrophy, including full correction of the disease phenotype, remains unchanged.  However, the Benitec team endeavors to conduct several additional exploratory analyses prior to the initiation of clinical testing.

Completion of the experimental work noted above would delay the initiation of the BB-301 clinical study beyond the timelines that were initially outlined following the execution of the License and Collaboration Agreement between Benitec Biopharma and Axovant Sciences.  As such, the License and Collaboration Agreement between Benitec Biopharma and Axovant Sciences will be terminated, and all rights and licenses granted to Axovant Sciences will cease, including the rights to BB-301, which was in preclinical development for the treatment of Oculopharyngeal Muscular Dystrophy, and all other early stage research collaboration programs.

The termination of the License and Collaboration Agreement will be effective on September 3, 2019.

Updates will be provided over the coming months regarding the new research programs to be advanced by the Benitec team.

For further information regarding Benitec and its activities, please contact the persons below, or visit the Benitec website at www.benitec.com.

Benitec Biopharma Limited | Suite 1201, 99 Mount Street | North Sydney NSW 2060 Australia | t: +61 (2) 9555 6986 |

e: info@benitec.com | www.benitec.com

United States Investor Relations Jay A. Morakis CEO M Group Strategic Communications Office: +1 646 859 5951 Cell: +1 917 692 4950 jmorakis@mgroupsc.com	Australia Investor Relations Megan Boston Executive Director Benitec Biopharma Limited Tel: +61 400 195 388 Email: mboston@benitec.com

About Benitec Biopharma Limited:

Benitec Biopharma Limited (ASX: BLT; NASDAQ: BNTC; NASDAQ: BNTCW) is a clinical-stage biotechnology company focused on the development of novel genetic medicines. The proprietary platform, called DNA directed RNA interference, or ddRNAi, combines RNA interference, or RNAi, with gene therapy to create medicines that facilitate sustained silencing of disease-causing genes following a single administration.

Safe Harbor Statement:

This press release contains "forward-looking statements" within the meaning of section 27A of the US Securities Act of 1933 and section 21E of the US Securities Exchange Act of 1934. Any forward-looking statements that may be in this ASX/Nasdaq announcement are subject to risks and uncertainties relating to the difficulties in Benitec’s plans to develop and commercialise its product candidates, the timing of the initiation and completion of preclinical and clinical trials, the timing of patient enrolment and dosing in clinical trials, the timing of expected regulatory filings, the clinical utility and potential attributes and benefits of ddRNAi and Benitec’s product candidates, potential future out-licenses and collaborations, the intellectual property position and the ability to procure additional sources of financing. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Benitec Biopharma Limited | Suite 1201, 99 Mount Street | North Sydney NSW 2060 Australia | t: +61 (2) 9555 6986 |

e: info@benitec.com | www.benitec.com